

BRITISH AMERICAN TOBACCO

FILE No. 82 • 33

news release

www.bat.com

For immediate release: Friday, 10 March 2006

Sale of TOSCANO Cigars

British American Tobacco Italia S.p.A., a member of the British American Tobacco Group, has today agreed to sell its TOSCANO cigar business to the Bologna-based Maccaferri Group for €95 million in cash.

The transaction, which includes factories in Lucca and Cava de' Tirreni, is subject to approval from the Italian Government and competition authorities. Completion is anticipated in the third quarter of this year.

Francesco Valli, British American Tobacco Italia's Managing Director, said: "TOSCANO is a true Italian brand and we are delighted that it is to be acquired by the Maccaferri Group which has a strong Italian heritage."

ENQUIRIES

British American Tobacco Press Office
David Betteridge/Teresa La Thangue /Emily Brand
+44 (0) 20 7845 2888 (24 hours)

Investor Relations
Ralph Edmondson/Rachael Cummins
+44 (0) 20 7845 1180 or 1519




06011860


MAR 20 2006
SECTION